Exhibit 99.1

TeliaSonera: TeliaSonera's Partly-Owned Company Overseas Telecom Sells Its Holding in MTN Uganda

STOCKHOLM, Sweden--(BUSINESS WIRE)--July 6, 2006--Overseas Telecom AB, where TeliaSonera (NASDAQ:TLSN) (HEX:TLS1V) (STO:TLSN) owns 65 percent of the capital, has sold its 32 percent holding in the telecommunications operator MTN Uganda to MTN International  (Mauritius) Ltd, wholly owned subsidiary of MTN Group Ltd, South Africa. The value of the transaction is SEK 1.2 billion.

The divestment is in line with the company's strategy to successively realize previously made investments. It is expected to generate a gain of over SEK 900 million for Overseas Telecom.

After the divestment of MTN Uganda, the portfolio of Overseas Telecom still contains a 55 percent holding in the telecommunications operator Suntel of Sri Lanka.

The effect on TeliaSonera's earnings, approximately SEK 600 million, will be recorded for the third quarter.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki
Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera AB
Carina Kampe, +46-(0)8-713 58 30